Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-172235

March 5, 2012

UNITEDHEALTH GROUP INCORPORATED

$600,000,000 2.875% NOTES DUE MARCH 15, 2022

$400,000,000 4.375% NOTES DUE MARCH 15, 2042

FINAL TERM SHEET

Dated March 5, 2012

Issuer:	UnitedHealth Group Incorporated

Ratings*:	A3 / A- / A-

Note Type:	SEC Registered (No. 333-172235)

Trade Date:	March 5, 2012

Settlement Date (T+ 3):	March 8, 2012

Title of Securities:	2.875% Notes Due March 15, 2022 (“2022 Notes”) 4.375% Notes Due March 15, 2042 (“2042 Notes”)

Maturity Date:	March 15, 2022 (2022 Notes) March 15, 2042 (2042 Notes)

Principal Amount Offered:	$600,000,000 (2022 Notes) $400,000,000 (2042 Notes)

Price to Public (Issue Price):	99.310% (2022 Notes) 99.833% (2042 Notes)

Interest Rate:	2.875% (2022 Notes) 4.375% (2042 Notes)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2012

Benchmark:	2.000% due 02/15/2022 (2022 Notes) 3.125% due 11/15/2041 (2042 Notes)

Benchmark Yield:	2.005% (2022 Notes) 3.135% (2042 Notes)

Spread to Benchmark:	95 basis points (2022 Notes) 125 basis points (2042 Notes)

Re-offer Yield:	2.955% (2022 Notes) 4.385% (2042 Notes)

Optional Redemption Provisions:

Prior to December 15, 2021, make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points; par call on and after December 15, 2021. (2022 Notes)

Prior to September 15, 2041, make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points; par call on and after September 15, 2041. (2042 Notes)

Change of Control:	If a change of control triggering event occurs, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

CUSIP:	91324PBV3 (2022 Notes) 91324PBW1 (2042 Notes)

ISIN:	US91324PBV31 (2022 Notes) US91324PBW14 (2042 Notes)

Joint Book-Runners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Morgan Stanley & Co. LLC

RBS Securities Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-877-858-5407 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

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